Filed Pursuant to Rule 433
Registration No. 333-131970

$1,250,000,000

LIBOR NOTES DUE MARCH 2, 2011

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse (USA), Inc.

Ratings:	Aa3 / A+ / AA-

Note type:	Global Senior Notes

Trade date:	February 27, 2006

Settlement date:	March 2, 2006 (T+3)

Maturity date:	March 2, 2011

Minimum Denominations:	$2,000 × $1,000

Total principal amount:	$1,250,000,000

Benchmark:	3-Month LIBOR

Benchmark Yield:	TBD

Re-offer spread:	+ 19 bps

Re-offer yield to maturity:	3mL + 19 bps

Quarterly coupon:	3mL + 19 bps

Public offering price:	100.000%

Gross spread:	0.350%

Price to issuer:	99.650%

Net proceeds to Credit Suisse (USA), Inc.:	$1,245,625,000

Interest Payment Dates:	Quarterly on the 2nd of March, June, September, and December, commencing on June 2, 2006. Subject to modified following business day convention.

Interest Determination Date:	Two London Business Days prior to each Interest Reset Date

Day count:	Quarterly, Actual/360

CUSIP:	225434AE9

ISIN:	US225434AE94

Sole Bookrunner (91%):	Credit Suisse

Senior Co-managers (0.75% each):	Banc of America Securities LLC
BB&T Capital Markets
BNY Capital Markets, Inc.
Citigroup
Danske Markets
HSBC
JPMorgan
KeyBanc Capital Markets
Mellon Financial Markets, LLC
National Australia Bank Limited
Sun Trust Robinson Humphrey

Junior Co-managers (0.375% each):	The Williams Capital Group, L.P. Trilon International Inc.

Credit Suisse (USA), Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Credit Suisse (USA), Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse (USA), Inc. will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.